SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                              GRUBB & ELLIS COMPANY
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  40009-52-0
                                 (CUSIP Number)


                                Martin H. Neidell
                            Stroock & Stroock & Lavan
  7 HANOVER SQUARE, NEW YORK, NEW YORK  10004         212-806-5836
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 22, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of _____ Pages

                                  SCHEDULE 13D
CUSIP No.  40009-52-0       Page   2    of        Pages
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Warburg, Pincus Investors, L.P.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)|   |
                                                              (b)| X |
  3   SEC USE ONLY
  4   SOURCE OF FUNDS*

        WC

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                           |   |

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

    NUMBER OF        7    SOLE VOTING POWER
    SHARES
  BENEFICIALLY       8    SHARED VOTING POWER      12,790,403
    OWNED BY
      EACH           9    SOLE DISPOSITIVE POWER
   REPORTING
     PERSON         10    SHARED DISPOSITIVE POWER
      WITH                                         12,790,403

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              12,790,403

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                              |   |
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         73.4%

  14   TYPE OF REPORTING PERSON*

       PN

                      SCHEDULE 13D

 CUSIP No.  40009-52-0                     Page  3    of  Pages

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  2   E. M. Warburg, Pincus & Co., Inc.
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)|   |
  3   SEC USE ONLY

  4   SOURCE OF FUNDS*

      Not Applicable

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                       /    /

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware


     NUMBER OF        7    SOLE VOTING POWER
     SHARES
   BENEFICIALL        8    SHARED VOTING POWER      12,790,403
    OWNED BY
      EACH           9    SOLE DISPOSITIVE POWER
   REPORTING
     PERSON         10    SHARED DISPOSITIVE POWER    12,790,403
     WITH

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,790,403

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                       |  |
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         73.4%

  14   TYPE OF REPORTING PERSON*

       CO

                                  SCHEDULE 13D

 CUSIP No.  40009-52-0                     Page   4    of    Pages

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       E.M. Warburg, Pincus & Company

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (a)|   |
                                                   (b)| X |
  3   SEC USE ONLY

  4   SOURCE OF FUNDS*

      Not Applicable

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                               |   |
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      New York

   NUMBER OF        7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY      8    SHARED VOTING POWER      12,790,403
    OWNED BY
      EACH          9    SOLE DISPOSITIVE POWER
   REPORTING
     PERSON        10    SHARED DISPOSITIVE POWER  12,790,403
      WITH

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,790,403

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    |   |

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         73.4%

  14   TYPE OF REPORTING PERSON*

       PN

                                  SCHEDULE 13D
 CUSIP No.  40009-52-0                     Page   5    of    Pages

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Warburg, Pincus & Co.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)|   |
                                                           (b)| X |
  3   SEC USE ONLY

  4   SOURCE OF FUNDS*

      Not Applicable

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                    |   |

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

    NUMBER OF        7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY       8    SHARED VOTING POWER      12,790,403
   OWNED BY
     EACH            9    SOLE DISPOSITIVE POWER
   REPORTING
     PERSON         10    SHARED DISPOSITIVE POWER  12,790,403
      WITH

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,790,403

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                          |   |

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         73.4%

  14   TYPE OF REPORTING PERSON*

      PN

     This Amendment No. 7 to Schedule 13D is being filed on behalf of Warburg, Pincus Investors, L.P. ("WPI") and certain of its affiliated entities (the "Reporting Entities") relating to the common stock, par value $.01 per share (the "Common Stock"), of Grubb & Ellis Company, a Delaware corporation (the "Company"). Terms defined in the original Schedule 13D, as amended, shall have the same meaning when used herein. This amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

ITEM 2. IDENTITY AND BACKGROUND.

     Schedule I attached hereto sets forth certain additional information with respect to each director and executive officer of E.M. Warburg and each general partner of WPI, WPC and EMW.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The aggregate purchase price of the Securities (as hereinafter defined) of the Company acquired by WPI was $23 million, plus accrued interest on notes. These funds were obtained from the general funds of WPI.

ITEM 4. PURPOSE OF TRANSACTION.

     The Securities were acquired for investment purposes. The Reporting Entities may from time to time acquire additional securities of the Company through open market or privately negotiated transactions depending on market conditions and other considerations which the Reporting Entities may deem relevant. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon price and availability of securities of the Company, subsequent developments affecting the Company, the Company's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     On October 22, 1996, WPI acquired from The Prudential Insurance Company of America ("Prudential"), pursuant to a Sale and Assignment Agreement the following securities (the "Securities") of the Company owned by Prudential: (a) $5,000,000 Principal Amount Amended and Restated Revolving Credit Note due November 1, 1999; (b) $6,500,000 Amended and Restated 9.90% Senior Note due November 1, 1998; (c) $3,500,000 Principal Amount Amended and Restated 9.90% Senior Note due November 1, 1998; (d) $10,900,834.33 Principal Amount Amended and Restated 10.65% Subordinated Payment-In-Kind Note due November 1, 2001; (e) $1,520,058.79 Principal Amount 11.65% Subordinated Payment-In-Kind Note due November 1, 2001; (f) $723,517.03 Principal Amount 11.65% Subordinated Payment-In-Kind Note due November 1, 2001; (g) 130,233 Shares of Junior Convertible Preferred Stock; and (h) Warrants to subscribe for an aggregate of 350,000 shares of Common Stock.

     As the result of the foregoing transaction, WPI is the beneficial owner of 12,790,403 shares of Common Stock through its direct ownership of (i) 4,277,433 shares of Common Stock, (ii) 127,150 shares of Senior Preferred Stock which are convertible into an aggregate of 4,828,548 shares of Common Stock, (iii) 128,266 shares of Junior Convertible Preferred Stock which are convertible into an aggregate of 2,322,064 shares of Common Stock, and (iv) warrants to purchase an aggregate of 1,362,358 shares of Common Stock. The shares of Convertible Preferred Stock and warrants, upon conversion and exercise, when combined with the Common Stock currently held by WPI, represent approximately 73.4% of the shares of Common Stock calculated in accordance with Rule 13d-3(d)(1)(i). WPC, EMW and E.M. Warburg may be deemed to own beneficially the shares of Common Stock beneficially owned by WPI.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Stockholders Agreement was amended to eliminate Prudential as a party thereto. Prudential has agreed to convert its holdings of Junior Convertible Preferred Stock of the Company into Common Stock of the Company if WPI converts all its holdings of Preferred Stock to Common Stock.

     Pursuant to an Option Agreement dated October 21, 1996, WPI has granted to the Company the option to purchase all the Securities acquired by it from Prudential at the purchase price paid by WPI to Prudential, together with interest at the rate of 10% per annum through January 31, 1997 and 12% per annum thereafter. The option expires April 16, 1997. WPI has agreed with the Company that no interest or dividends will accrue or be due or payable on the Securities during the term of the option. Upon the grant of the option, the Company extended the expiration date of WPI's warrants to purchase in the aggregate 1,012,358 shares of Common Stock of the Company from January 29, 1998 to January 29, 2002.

     The Sale and Assignment Agreement and Option Agreement are attached hereto as exhibits and the statements contained herein with respect to such agreements are qualified in their entirety by reference to the complete text of such agreements.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         1. Sale and Assignment Agreement dated as of October 21, 1996 between Prudential and WPI.

         2. Option Agreement dated as of October 21, 1996 between the Company and WPI.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              WARBURG, PINCUS INVESTORS, L.P.

                                                By:  WARBURG, PINCUS & CO.,
                                                      General Partner

                                                By:/S/ REUBEN S. LEIBOWITZ
                                                 Reuben S. Leibowitz, Partner

                                              E. M. WARBURG, PINCUS & CO., INC.

                                               By:/S/ REUBEN S. LEIBOWITZ
                                                 Reuben S. Leibowitz, Managing
                                                 Director

                                              E. M. WARBURG, PINCUS & COMPANY

                                               By:/S/ REUBEN S. LEIBOWITZ
                                                 Reuben S. Leibowitz, Partner

                                             WARBURG, PINCUS & CO.

                                             By:/S/ REUBEN S. LEIBOWITZ
                                                 Reuben S. Leibowitz, Partner

Dated:  October 23, 1996

                                  EXHIBIT INDEX

EXHIBIT                   DESCRIPTION                            PAGE NO.

  1           Sale and Assignment Agreement dated
              as of October 21, 1996 between
              Prudential and WPI.

  2           Option Agrement dated as of October
              21, 1996 between the Company and
              WPI.

                                   SCHEDULE I


     Set forth below is the name, position and present principal occupation of each of the directors and executive officers of E. M. Warburg, Pincus & Co., Inc. ("EMW") and of each of the general partners of Warburg, Pincus Investors, L.P. ("WPI"), E.M. Warburg Pincus & Company ("EMWP") and Warburg, Pincus & Co. ("WP"). EMW, EMWP, WPI, and WP are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                        Directors and Executive Officers
                      OF E. M. WARBURG, PINCUS & CO., INC.

                                                 Present Principal Occupation
                                                 in Addition to Position with
                                                 EMW, if any, and Positions
Name and Position                                With the Reporting Entities

Lionel I. Pincus, Chairman                      Managing Partner, WP and EMWP;
of the Board and Chief                          Managing Partner, Pincus & Co.
Executive Officer                               (See Partners of WP.)

John L. Vogelstein, Vice                        Partner, WP and EMWP.
Chairman of the Board

John L. Furth, Vice                             Partner, WP and EMWP.
Chairman of the Board

Harold Brown, Senior                            Partner, WP and EMWP.
Managing Director

Rodman W. Moorhead III,                         Partner, WP and EMWP.
Senior Managing Director

Susan Black, Managing                           Partner, WP and EMWP.
Director

Christopher W. Brody,                           Partner, WP and EMWP.
Managing Director

Dale C. Christensen*,
Managing Director

--------
*  Citizen of Canada.

Errol M. Cook,                                  Partner, WP and EMWP.
Managing Director

W. Bowman Cutter,                               Partner, WP and EMWP.
Managing Director

Elizabeth B. Dater,                             Partner, WP and EMWP.
Managing Director

Stephen Distler,                                Partner, WP and EMWP.
Managing Director and
Treasurer

Louis G. Elson,                                 Partner, WP and EMWP.
Managing Director

Stuart M. Goode,                                Partner, WP and EMWP.
Managing Director

Stewart K.P. Gross,                             Partner, WP and EMWP.
Managing Director

Patrick T. Hackett,                             Partner, WP and EMWP.
Managing Director

Jeffrey A. Harris,                              Partner, WP and EMWP.
Managing Director

Robert S. Hillas,                               Partner, WP and EMWP.
Managing Director

A. Michael Hoffman                              Partner, WP and EMWP.
Managing Director

William H. Janeway,                             Partner, WP and EMWP.
Managing Director

Douglas M. Karp,                                Partner, WP and EMWP.
Managing Director

Charles R. Kaye,                                Partner, WP and EMWP.
Managing Director

Richard H. King*,
Managing Director

Henry Kressel,                                  Partner, WP and EMWP.
Managing Director

Joseph P. Landy,                                Partner, WP and EMWP.
--------
*  Citizen of United Kingdom.

Managing Director

Sidney Lapidus,                                 Partner, WP and EMWP.
Managing Director

Reuben S. Leibowitz,                            Partner, WP and EMWP.
Managing Director

Stephen J. Lurito,                              Partner, WP and EMWP.
Managing Director

Spencer S. Marsh III,                           Partner, WP and EMWP.
Managing Director

Edward J. McKinley,                             Partner, WP and EMWP.
Managing Director

Howard H. Newman,                               Partner, WP and EMWP.
Managing Director

Anthony G. Orphanos,                            Partner, WP and EMWP.
Managing Director

Dalip Pathak*,
Managing Director

Daphne D. Philipson,                            Partner, WP and EMWP.
Managing Director

Eugene L. Podsiadlo,                            Partner, WP and EMWP.
Managing Director

Ernest H. Pomerantz,                            Partner, WP and EMWP.
Managing Director

Arnold M. Reichman,                             Partner, WP and EMWP.
Managing Director

Roger Reinlieb,                                 Partner, WP and EMWP.
Managing Director

John D. Santoleri,                              Partner, WP and EMWP.
Managing Director

Sheila N. Scott,                                Partner, WP and EMWP.
Managing Director

Dominic H. Shorthouse*,
Managing Director

--------
*     Citizen of United Kingdom.

Peter Stalker III                               Partner, WP and EMWP.
Managing Director

David A. Tanner,                                Partner, WP and EMWP.
Managing Director

James E. Thomas,                                Partner, WP and EMWP.
Managing Director

Elizabeth H. Weatherman,                        Partner, WP and EMWP.
Managing Director

Joanne R. Wenig,                                Partner, WP and EMWP.
Managing Director

George U. Wyper,                                Partner, WP and EMWP.
Managing Director

                               General Partners of
                              Warburg, Pincus & Co.
                                       and
                         E.M. Warburg, Pincus & Company

                                                Present Principal Occupation
                                                in Addition to Position with
                                                Warburg, Pincus & Co. and E.M.
                                                Warburg, Pincus & Company and
                                                Positions with the Reporting
Name                                            Entities

Susan Black                                     (See Directors and Executive
                                                Officers of EMW.)

Christopher W. Brody                            (See Directors and Executive
                                                Officers of EMW.)

Harold Brown                                    (See Directors and Executive
                                                Officers of EMW.)

Errol M. Cook                                   (See Directors and Executive
                                                Officers of EMW.)

W. Bowman Cutter                                (See Directors and Executive
                                                Officers of EMW.)

Elizabeth B. Dater                              (See Directors and Executive
                                                Officers of EMW.)

Stephen Distler                                 (See Directors and Executive
                                                Officers of EMW.)

Louis G. Elson                                  (See Directors and Executive
                                                Officers of EMW.)

John L. Furth                                   (See Directors and Executive
                                                Officers of EMW.)

Stuart M. Goode                                 (See Directors and Executive
                                                Officers of EMW.)

Stewart K.P. Gross                              (See Directors and Executive
                                                Officers of EMW.)

Patrick T. Hackett                              (See Directors and Executive
                                                Officers of EMW.)

Jeffrey A. Harris                               (See Directors and Executive
                                                Officers of EMW.)

Robert S. Hillas                                (See Directors and Executive
                                                Officers of EMW.)

A. Michael Hoffman                              (See Directors and Executive
                                                Officers of EMW.)

William H. Janeway                              (See Directors and Executive
                                                Officers of EMW.)

Douglas M. Karp                                 (See Directors and Executive
                                                Officers of EMW.)

Charles R. Kaye                                 (See Directors and Executive
                                                Officers of EMW.)

Henry Kressel                                   (See Directors and Executive
                                                Officers of EMW.)

Joseph P. Landy                                 (See Directors and Executive
                                                Officers of EMW.)

Sidney Lapidus                                  (See Directors and Executive
                                                Officers of EMW.)

Reuben S. Leibowitz                             (See Directors and Executive
                                                Officers of EMW.)

Stephen J. Lurito                               (See Directors and Executive
                                                Officers of EMW.)

Spencer S. Marsh III                            (See Directors and Executive
                                                Officers of EMW.)

Edward J. McKinley                              (See Directors and Executive
                                                Officers of EMW.)

Rodman W. Moorhead III                          (See Directors and Executive
                                                Officers of EMW.)

Howard H. Newman                                (See Directors and Executive
                                                Officers of EMW.)

Anthony G. Orphanos                             (See Directors and Executive
                                                Officers of EMW.)

Daphne D. Philipson                             (See Directors and Executive
                                                Officers of EMW.)

Lionel I. Pincus                                (See Directors and Executive
                                                Officers of EMW.)

Eugene L. Podsiadlo                             (See Directors and Executive
                                                Officers of EMW.)

Ernest H. Pomerantz                             (See Directors and Executive
                                                Officers of EMW.)

Arnold M. Reichman                              (See Directors and Executive
                                                Officers of EMW.)

Roger Reinlieb                                  (See Directors and Executive
                                                Officers of EMW.)

John D. Santoleri                               (See Directors and Executive
                                                Officers of EMW.)

Sheila N. Scott                                 (See Directors and Executive
                                                Officers of EMW.)

Peter Stalker III                               (See Directors and Executive
                                                Officers of EMW.)

David A. Tanner                                 (See Directors and Executive
                                                Officers of EMW.)

James E. Thomas                                 (See Directors and Executive
                                                Officers of EMW.)

John L. Vogelstein                              (See Directors and Executive
                                                Officers of EMW.)

Elizabeth H. Weatherman                         (See Directors and Executive
                                                Officers of EMW.)

Joanne R. Wenig                                 (See Directors and Executive
                                                Officers of EMW.)

George U. Wyper                                 (See Directors and Executive
                                                Officers of EMW.)

Pincus & Co.*

NL & Co.*


                               General Partner of
                         Warburg, Pincus Investors, L.P.

Warburg, Pincus & Co.                           (See General Partners of WP.)
--------
* New York limited partnership; primary activity is ownership of partnership interest in WP.